SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

ALON USA ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

020520102

(CUSIP Number)

Jacques Zimmerman, Corporate Secretary
4 Hachoresh Street,
Yehud, Israel 56470
Telephone: +972-3-539-3586

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020520102
1.	NAMES OF REPORTING PERSONS Africa-Israel Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,673,889
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,673,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,673,889
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.61%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.  Security and Issuer.

This Amendment No. 5 (this “Amendment No. 5”) to the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by Africa-Israel Investments Ltd., a limited company organized under the laws of the State of Israel (“Africa Israel” or the “Reporting Person”) on October 1, 2009, as amended by Amendment No. 1 filed on March 1, 2010 (“Amendment No. 1”), Amendment No. 2 filed on May 19, 2011 (“Amendment No. 2”), Amendment No. 3 filed on June 13, 2011 (“Amendment No. 3”) and Amendment No. 4 filed on June 28, 2011 (“Amendment No. 4”), relates to the common stock, par value $0.01 per share (“Common Stock”) of Alon USA Energy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. This Amendment No. 5 amends and supplements the Statement, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.  Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4.

This Amendment No. 5 is being filed by the Reporting Person in order to report: (i) its having received from Alon Israel, on July 15, 2011, following the automatic exercise, on July 1, 2011, of the Option that had been granted to it by Alon Israel under the Share Exchange Agreement, an aggregate of 3,673,889 Option Shares and (ii) its having sold, on July 1, 2011 and July 7, 2011, the remaining 430,052 Shares acquired by it pursuant to the Share Exchange Agreement (i.e., other than the Option Shares that the Reporting Person subsequently acquired from Alon Israel) to YA Global pursuant to the Distribution Agreement by and between the Reporting Person and YA Global, at prices per share of $10.11 per share for the first 296,675 of such Shares and $10.77 for the remaining 133,377 of such Shares.  Please see Item 6 of Amendment No. 2 for a further description of the Distribution Agreement.

Item 2.  Identity and Background.

The information concerning the Reporting Person and the Controlling Persons that appeared in Item 2 of the Statement, and in Item 2 of (and Appendix A to) Amendment No. 4, respectively, is incorporated by reference in this Item 2 of Amendment No. 5

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Statement, as supplemented by the information set forth in Item 4 of Amendment No. 2, is incorporated by reference in this Item 4.  In addition, the Reporting Person hereby updates that information by noting that as of the filing of this Amendment No. 5, the Reporting Person has completed its disposition of shares of Common Stock pursuant to the Distribution Agreement (after having sold to YA Global the maximum number of shares of Common Stock that could be sold by the Reporting Person under the Distribution Agreement).

Except as otherwise described in this Item 4 (including in Item 4 of the Statement and Item 4 of Amendment No. 2, as incorporated by reference herein and as updated by the description in this Item 4), as of the filing of this Amendment No. 5, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional shares of Common Stock, or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s certificate of incorporation or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from the New York Stock Exchange (or any other national securities exchange on which the Common Stock may be listed in the future); (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 5 are made on the basis of 55,576,822 shares of Common Stock that the Reporting Person believes to be outstanding, based on such number of shares of Common Stock reported by the Issuer to be outstanding on May 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

(a)           (i) The Reporting Person may be deemed to beneficially own 3,673,889 shares of Common Stock of the Issuer, consisting entirely of the aggregate number of Option Shares that were transferred to it on July 15, 2011 by Alon Israel following the automatic exercise, on the Mandatory Exercise Date (July 1, 2011), of the Option granted to the Reporting Person by Alon Israel under the Share Exchange Agreement.  All remaining Shares that had been previously acquired by the Reporting Person under the Share Exchange Agreement have been sold by the Reporting Person to YA Global pursuant to the Distribution Agreement.  The 3,673,889 shares of Common Stock beneficially owned by the Reporting Person currently represent approximately 6.61% of the issued and outstanding share capital of the Issuer.

The shares deemed to beneficially owned by the Reporting Person do not include the 42,970,127 shares of Common Stock (representing approximately 70.41% of the issued and outstanding shares of Common Stock) beneficially owned by Alon Israel (as reported by Alon Israel in Amendment No. 7 to its Schedule 13D, filed with the SEC on July 18, 2011, with respect to its ownership of Common Stock of the Issuer) concerning which Alon Israel has agreed to vote in favor of the election of (or removal of, as appropriate) the Reporting Person’s nominee to the Board (as described in Item 4 of the Statement), which agreement is conditioned upon the Reporting Person’s continuing to hold at least 5% of the issued and outstanding shares of Common Stock and which agreement may be terminated unilaterally by the Reporting Person at any time.  As of the filing of this Amendment No. 5, the Reporting Person does not have a nominee who serves on the Board of the Issuer.

The Reporting Person possesses sole power to vote or direct the vote of all of the remaining shares of Common Stock that it beneficially owns.  Due to the right of first offer provided by the Reporting Person to Alon Israel under the Share Exchange Agreement for future transfers of shares of Common Stock by the Reporting Person (as described in greater detail in Item 6 of the Statement), the Reporting Person may be deemed to share, with Alon Israel, the power to direct the disposition of the Option Shares that it beneficially owns.  As described in greater detail in Item 6 of the Statement, that right of first offer only applies to the extent that the Reporting Person sells 4% or more of the issued and outstanding share capital of the Issuer in a period of 14 days or less.

(ii) None of the Controlling Persons (with the exception of Lev Leviev, the controlling shareholder of the Reporting Person) possesses beneficial ownership with respect to any of the shares of Common Stock beneficially owned by the Reporting Person.  Mr. Lev Leviev, as controlling shareholder of the Reporting Person, may be deemed to share beneficial ownership (both shared power to vote or direct the vote, and shared power to dispose of, and to direct the disposition of) of all of the shares of Common Stock that are beneficially owned by the Reporting Person.  Mr. Leviev disclaims beneficial ownership of all of such shares, except to the extent of his pecuniary interest therein.

Except as described above in this Item 5, paragraph (a), neither the Reporting Person nor any Controlling Person possesses any beneficial ownership in any shares of the Issuer’s Common Stock.

(b)           The Reporting Person possesses sole power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the shares of Common Stock that it beneficially owns, as described in paragraph (a) above.  The Controlling Persons may be deemed to possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, such shares of Common Stock only to the extent described in paragraph (a) above.

(c)           Other than the Reporting Person’s sale of Distribution Shares to YA Global pursuant to the Distribution Agreement (as described in Item 1 above and in Item 1 of each of Amendment No. 2, Amendment No. 3 and Amendment No. 4, each such description being incorporated by reference in this Item 5(c)), and the Reporting Person’s receipt of the 3,673,889 Option Shares from Alon Israel on July 15, 2011 following the automatic exercise of the Option on July 1, 2011 (for which no additional consideration was payable by the Reporting Person under the Share Exchange Agreement), no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person or by any Controlling Person.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of each of the Statement, Amendment No. 1 and Amendment No. 2 is incorporated by reference in this Item 6.

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Agreement (the “Share Exchange Agreement”), dated as of September 17, 2009, by and between the Reporting Person (as successor to Africa-Israel Trade), on the one hand, and Alon Israel, on the other hand (incorporated by reference to Exhibit 1 to the Statement)

Exhibit 2 - Standby Equity Distribution Agreement, dated April 18, 2011, by and between the Reporting Person and YA Global Master SPV Ltd. (incorporated by reference to Exhibit 2 to Amendment No. 2)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFRICA-ISRAEL INVESTMENTS LTD.

By:	/s/ Izzy Cohen
Name: Izzy Cohen
Title: Chief Executive Officer

By:	/s/ Menashe Sagiv
Name: Menashe Sagiv
Title: Chief Financial Officer

Dated: July 19, 2011